EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended March 31, 2016
Earnings:
Income before provision for income taxes	$6,766
Equity in losses of unconsolidated businesses	20
Dividends from unconsolidated businesses	9
Interest expense (1)	1,188
Portion of rent expense representing interest	278
Amortization of capitalized interest	47

Earnings, as adjusted	$8,308

Fixed Charges:
Interest expense (1)	$1,188
Portion of rent expense representing interest	278
Capitalized interest	168

Fixed charges	$1,634

Ratio of earnings to fixed charges	5.08

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.